SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                  Heartland Financial USA, Inc.
                 ------------------------------
                        (Name of Issuer)

                          Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                           42234Q-10-2
                         ---------------
                         (CUSIP Number)

     Mr. John K. Schmidt, 1398 Central Avenue, Dubuque, Iowa
                         (319) 589-1994
    ---------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          May 14, 1997
    ---------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /  /.

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial
ownership of more than   five percent of the class of securities
described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:      Six copies of this statement, including all exhibits,
should be filed with the Commission.  See    Rule 13d-1(a) for
other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  42234Q-10-2

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lynn S. Fuller - S.S. ####-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

     (a) /  /
     (b) /  /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)
     IN

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /  /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF           7.   SOLE VOTING POWER
                         400,322
SHARES
BENEFICIALLY        8.   SHARED VOTING POWER
OWNED BY                 73,715
EACH
REPORTING           9.   SOLE DISPOSITIVE POWER
PERSON                   400,322
WITH
                    10.  SHARED DISPOSITIVE POWER
                         73,715

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     474,037

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                 /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     10.00%

14.  TYPE OF REPORTING PERSON (See Instructions)
     IN

CUSIP NO.  42234Q-10-2

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Heartland Partnership, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

     (a) /  /
     (b) /  /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /  /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF           7.   SOLE VOTING POWER
                         278,000
SHARES
BENEFICIALLY        8.   SHARED VOTING POWER
OWNED BY                 0
EACH
REPORTING           9.   SOLE DISPOSITIVE POWER
PERSON                   278,000
WITH
                    10.  SHARED DISPOSITIVE POWER
                         0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     278,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                 /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     5.9%

14.  TYPE OF REPORTING PERSON (See Instructions)
     PN

Background of this Amendment



ITEM 1.   Security and Issuer.

          Common Stock, $1.00 par value
          Heartland Financial USA, Inc.
          1398 Central Avenue
          Dubuque, Iowa 52001

ITEM 2.   Identity and Background.

     This Schedule is being filed by:

     (i)       Lynn S. Fuller, individually, and the Heartland
               Partnership, L. P., Lynn S. Fuller as general partner

     (ii)      1398 Central Avenue, Dubuque, Iowa  52001

     (iii) Lynn S. Fuller is Director, Chairman of the Board and Chief Executive Officer of the Issuer


     The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Each Reporting Person is a United States citizen.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     With respect to the 6,217 shares of the Issuer's Common
Stock purchased by the Lynn S. Fuller on May 14, 1997, personal funds have been used, none of which has been borrowed.

ITEM 4.   Purpose of Transaction.

     All securities of the Issuer beneficially owned by the Reporting Person are for investment purposes. The Reporting
Person has no present plan or proposal which relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.


ITEM 5.   Interest in Securities of the Issuer.


     Heartland Partnership, L.P. holds 278,000 shares (5.9%) of the Issuer's outstanding common stock over which Lynn S. Fuller, as general partner, has sole voting and dispositive power over all such shares. Lynn S. Fuller, individually, may be deemed to be the beneficial owner of a total of 474,037 shares (10.00%) of the Issuer's outstanding common stock, of which 278,000 shares are held in the Heartland Partnership, L.P., with the remaining shares held by various family trusts for which Mr. Fuller serves as either trustee or co-trustee. Of the shares held in such trusts, Mr. Fuller has sole voting and investment power over 400,322 shares (8.4%) and shared voting and investment power over 73,715 shares (1.5%).


ITEM 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

               None


ITEM 7.   Material to be Filed as Exhibits.

               None

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                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date:          May 20, 1997
                              ------------------------------

                              Signature:  /s/ Lynn S. Fuller
                              ------------------------------

                              Lynn S. Fuller, individually
                              ------------------------------
                              Name

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date:          May 20, 1997
                              ------------------------------

                              Signature:  /s/ Lynn S. Fuller
                              ------------------------------

                              Lynn S. Fuller, individually
                              ------------------------------
                              Name